Exhibit (b)(iii)

                           DEUTCHE INVESTOR FUNDS INC.

                    (FORMERLY DEUTSCHE FAMILY OF FUNDS, INC.)

                           Amendment #2 to the By-Laws

                          (effective December 18, 2002)

Article III, Section 3 of the Fund's By-Laws shall be amended to read as follows:

Section 3. The President shall be the chief executive officer of the Trust and the Treasurer shall be the chief financial officer of the Trust. The officers of the Corporation shall have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may from time to time be conferred by resolution of the Board.